[ Janus Letterhead ]

November 1, 2016

VIA EDGAR

Asen Parachkevov

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)

1933 Act File No. 002-34393

1940 Act File No. 811-01879

Post-Effective Amendment No. 233

Dear Mr. Parachkevov:

On behalf of the Registrant and Janus Government Money Market Fund (“Government Money Market Fund”) and Janus Money Market Fund (“Money Market Fund,” and together with Government Money Market Fund, the “Funds”), this letter is to respond to your comments made by telephone on September 21, 2016 with respect to the Registrant’s Post-Effective Amendment No. 233 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on August 2, 2016. The staff of the Securities and Exchange Commission’s (the “Staff”) comments, as we understand them, and the Registrant’s responses, are as follows:

1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses, provide such comments and responses in an EDGAR Correspondence filing, and carry over comments, as applicable, to the Registrant’s other Prospectuses.

Response: The Registrant acknowledges the comment and confirms that it has complied.

2.	Staff Comment: The Staff noted that the Funds’ fees and expenses tables were incomplete and requested copies.

Response: The Funds’ fees and expenses tables are attached hereto. In addition, the Registrant supplementally provided via email fees and expenses tables for the Staff’s review on September 30, 2016.

3.	Staff Comment: The Staff requested that the Registrant add disclosure to the “Principal Investment Strategies” section of Government Money Market Fund’s Prospectus to reflect that the Fund normally invests at least 80% of its assets in U.S. Government securities. See Rule 35d-1 of the Investment Company Act of 1940, as amended.

Response: The Registrant will consider adding the above-referenced disclosure to the Prospectus after consulting with the Board of Trustees of the Fund.

4.	Staff Comment: The Staff asked the Registrant to disclose that Money Market Fund could impose a liquidity fee or redemption gate on an intra-day basis.

Response: The Registrant has added the requested disclosure to the “Information on Liquidity Fees and Redemption Gates” section of the Prospectus.

5.	Staff Comment: The Staff asked the Registrant to disclose the use of liquidity fee proceeds by Money Market Fund, including any possible return to shareholders in the form of a distribution.

Response: The Registrant has added disclosure to the “Information on Liquidity Fees and Redemption Gates” section of the Prospectus regarding the use of liquidity fee proceeds by the Fund. With regard to the possible return to shareholders in the form of a distribution, the Registrant notes that, as disclosed in the Prospectus, there is a degree of uncertainty with respect to the tax treatment of liquidity fees received by money market funds, and such tax treatment may be subject to future guidance issued by the Internal Revenue Service. Upon the issuance of such guidance, the Registrant intends to include disclosure regarding any potential distributions to shareholders in the Fund’s next annual update filing.

6.	Staff Comment: The Staff asked the Registrant to include disclosure in the Prospectus regarding the Board of Trustees’ ability to liquidate the Funds to the extent that their weekly liquid assets fall below ten percent.

Response: The Registrant has added the requested disclosure to the “Payment of Redemption Proceeds – Suspension of Redemptions” section of the Prospectus.

Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson

Legal Counsel

Enclosure (via EDGAR only)

cc:	Michelle Rosenberg

Donna Brungardt

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